October 29, 2007
Via EDGAR and Facsimile
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Nanosphere, Inc.
Registration Statement on Form S-1
(File No. 333-145356)
Ladies and Gentlemen:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representative of the several Underwriters, wish to advise you that the Registration Statement on Form S-1 filed on August 13, 2007, as amended, as well as the Preliminary Prospectus dated October 17, 2007, were distributed during the period October 17, 2007, through the date hereof as follows:

Registration Statement	Preliminary Prospectus
4 to 4 Underwriters	Approximately 7,000 to Underwriters, investors, prospective dealers, ratings agencies and others
     We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Nanosphere, Inc. for acceleration of the effective date of the above-named registration statement so that it becomes effective at 4:00 p.m., Eastern Standard time, on Wednesday, October 31, 2007, or as soon thereafter as is practicable.

Very truly yours, CREDIT SUISSE SECURITIES (USA) LLC
By:	/s/ Michael Wiggins
	Name:	Michael Wiggins
	Title:	Managing Director